Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172882

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated March 24, 2011)

CHROMADEX CORPORATION

    This is a prospectus supplement to our prospectus dated March 24, 2011 (as supplemented and amended, the “Prospectus”), relating to the resale from time to time by selling stockholders of up to 14,547,036 shares of our common stock, including shares issuable upon exercise of outstanding warrants. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus. We will, however, receive the net proceeds of any warrants exercised for cash.

    We are filing this prospectus supplement to update, amend and supplement certain information included in the Prospectus with the information contained under the caption “Selling Stockholders” set forth below.

    This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

    Our common stock is traded on the OTC Bulletin Board under the symbol “CDXC”. On August 16, 2011, the closing price of our common stock was $1.20 per share.

    Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the Prospectus, including under “Risk Factors” beginning on page 4 of the Prospectus and under similar headings in supplements to the Prospectus.

    You should rely only on the information contained in the Prospectus, including this prospectus supplement. We have not authorized anyone to provide you with different information.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

    The information in the table appearing under the caption “Selling Stockholders” beginning on page 16 of the Prospectus is amended by this prospectus supplement.  On July 13, 2011, Peter Benz transferred warrants to purchase an aggregate of 571,428 shares of our common stock to Alan S Honig C/F Ryan Honig UTMA/FL, GRQ Consultants, Inc. Defined Benefit Plan and an additional transferee.  The GRQ Consultants, Inc. Defined Benefit Plan exercised its warrant to acquire 230,000 of these shares of common stock on July 21, 2011.  This prospectus supplement does not impact any selling stockholders other than as set forth below.

    The Selling Stockholder table is amended in this prospectus supplement by (i) deleting the row containing information about Peter Benz, and (ii) updating, for Mssrs. A. Honig and B. Honig, the information indicated below and the related footnotes set forth below.  In addition, 100,000 shares of common stock underlying warrants transferred by Mr. Benz were transferred to an additional transferee which are not included in this prospectus supplement.

    For purposes of this prospectus supplement, the applicable percentage of ownership in the table below for each selling stockholder is based upon, as of August 11, 2011, (1) 67,618,566 shares of our common stock issued and outstanding and (2) 4,869,994 shares of our common stock offered under the Prospectus not currently issued and outstanding but issuable upon exercise of outstanding warrants to purchase common stock issued in the May 2010 private placement.

Selling Stockholder	Shares of Common Stock Owned Before this Offering	Shares of Common Stock Underlying Warrants Owned Before this Offering	Shares of Common Stock Being Offered in this Offering	Shares of Common Stock Owned Upon Completion of Offering (*)	Percentage of Common Stock Outstanding Upon Completion of this Offering (*)
Alan S. Honig (12)	3,383,354	241,428	1,669,998	1,954,784	2.70%
Barry Honig (13)	6,239,577	-	2,812,336	3,427,241	4.73%

(*)    Assumes that (i) all of the shares of common stock offered under the prospectus, including all shares of common stock underlying warrants, are sold in the offering and (ii) that no other shares of common stock are acquired or sold by the selling stockholder prior to the completion of the offering.

(12)   Includes 1,071,428 shares of common stock owned by Harrison Honig UTMA for which Alan Honig acts as custodian; 714,284 shares of common stock  and 241,428 shares of common underlying warrants owned by Ryan Honig UTMA for which Alan Honig acts as custodian; 535,714 shares of common stock owned by Cameron Honig UTMA for which Alan Honig acts as custodian; 732,054 shares of common owned by Jacob Honig UTMA for which Alan Honig acts as custodian; 329,874 shares of common stock owned by Four Kids Investment Fund LLC for which Alan Honig acts as custodian.

(13)   Includes 2,857,142 shares of common stock owned directly by Barry Honig, a further 3,152,435 shares of common stock owned by GRQ Consultants Inc Roth 401K FBO Renee Honig, for which Mr. Honig’s spouse is the beneficiary and Mr. Honig holds voting and investment power, and a further 230,000 shares of common stock owned by the GRQ Consultants Inc. Defined Benefits Plan, for which Mr. Honig is the beneficiary and holds voting and investment power.

The date of this prospectus supplement is August 17, 2011.